


SEC MAIL
PROCESSING
RECEIVED
JUL 05 2005
WASH, D.C.
209
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 36138

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2004 (MM/DD/YY) AND ENDING 04/30/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OAK TREE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3075 CITRUS CIRCLE
(No. and Street)

WALNUT CREEK CA 94598
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. PIERCE BROWNELL, CPA (415) 491-6400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

W. PIERCE BROWNELL, CPA
(Name — *if individual, state last, first, middle name*)

7 MT. LASSEN DR. #D-254 SAN RAFAEL, CA 94903
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, DANIEL M. QUESADA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OAK TREE SECURITIES, INC., as of APRIL 30, ~~19~~ 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____


RONALD E. COLYAR
Comm. # 1479714
NOTARY PUBLIC - CALIFORNIA
Contra Costa County
My Comm. Expires APR. 18,2008

Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OAK TREE SECURITIES, INC.

TABLE OF CONTENTS

MEMBER, CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

W. PIERCE BROWNELL
Certified Public Accountant
7 Mt. Lassen Drive #D-254
San Rafael, CA 94903
(415) 491-6400 Fax (415) 491-6402

MEMBER, AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Oak Tree Securities, Inc.

INDEPENDENT AUDITOR'S REPORT

I have audited the balance sheet of Oak Tree Securities, Inc. as of April 30, 2005 and the related statements of net income and changes in retained earnings and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oak Tree Securities, Inc. as of April 30, 2005 and results of operations and its cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States.

My audit has been performed for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements as a whole.

This report is intended solely for information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.



San Rafael, CA
June 23, 2005

OAK TREE SECURITIES, INC.
BALANCE SHEET
APRIL 30, 2005

ASSETS

Cash in bank and savings account	11,213	
Cash in brokerage firm	15,300	
Prepaid expense	500	
Concessions & commissions receivable	82,980	
Non-marketable security	5,148	
Deferred tax benefit	354	
Fixed Assets-Computer, phone and		
office equipment	13,683	
(Less) Accumulated depreciation	(13,481)	
NASDAQ Stock Market stock subscribed	23,200	
Subscribed stock of others	(23,200)	
TOTAL ASSETS		**115,697**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Legal fees payable	5,203	
Commissions/concessions payable	79,025	
TOTAL LIABILITIES		**84,228**

STOCKHOLDERS' EQUITY

Common Stock: Class A 100,000		
shares authorized 1,000 outstanding	100	
Class B 100,000		
shares authorized 400 and 360 outstanding	12,186	
Paid-in capital	34,225	
Retained Earnings(Deficit)-Per Exhibit B	(15,042)	
TOTAL STOCKHOLDERS' EQUITY		**31,469**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		**115,697**

Exhibit A

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
STATEMENT OF LOSS
AND CHANGES IN RETAINED EARNINGS
FOR YEAR ENDED APRIL 30, 2005

REVENUES		
Concession, commission and advisory income	1,207,749	
Interest	509	
Unrealized gain on NASDAQ Stock	3,273	
Other income including excess reimbursements	4,429	
TOTAL REVENUE		**1,215,959**
LESS EXPENSES		
Concession & commission expense	1,089,490	
Depreciation	92	
Operating expenses:		
Bank service charges	20	
Insurance	5,389	
Professional services and settlements	50,358	
Office supplies	7,390	
Management fee	12,000	
Secretary and receptionist	43,663	
Postage, delivery, priniting & copying	3,189	
Rent	13,574	
Satellite and phone service	1,784	
Dues and other expenses	1,817	
Travel		
Education expense	5,849	
Interest	748	
TOTAL EXPENSES		**1,235,363**
(LOSS) BEFORE INCOME TAXES		**(19,404)**
Per federal and state income tax returns	800	
Deferred taxes	2,883	
TOTAL INCOME TAXES		**3,683**
(LOSS)		**(23,087)**
Add: Retained Earnings, May 1, 2004		8,045
RETAINED EARNINGS (DEFICIT), April 30, 2005		**(15,042)**

Exhibit B

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR YEAR ENDED APRIL 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
(Loss)-Per Exhibit B	(23,087)	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	92	
Unrealized (gain) loss on security holding	(3,273)	
Decrease (Increase) in commissions and concessions receivable	(219)	
Increase (decrease) in commissions and concessions payable	5,091	
Increase (Decrease) in accounts payable and other liabilities	(11,095)	
(Increase) decrease in amounts due from US Government		
Decrease (increase) in deferred income tax benefit	2,883	
NET CASH PROVIDED FROM OPERATING ACTIVITIES		**(29,608)**
CASH FLOWS FROM INVESTING ACTIVITIES-		
CASH FLOWS FROM FINANCING ACTIVITIES-		
Capital contributed		**15,000**
NET CASH INCREASE (DECREASE)		**(14,608)**
CASH BALANCES, MAY 1, 2004		41,121
CASH BALANCE, APRIL 30, 2005		**26,513**
As shown on Exhibit A:		
Cash in bank /savings account	11,213	
Cash in money market		
Cash in brokerage firm	15,300	
Treasury bill		
Total	**26,513**	
Amount spent (received on tax refunds) on income taxes during year ended April 30, 2005		800
Payments during year on interest.		748

Exhibit C

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
STATEMENT OF NET CAPITAL AND
EXCESS NET CAPITAL
AS OF APRIL 30, 2005

Stockholders' equity per Exhibit A		31,468
Add Deferred tax on depreciation difference		27
Deduct:		
Fixed Assets net of accumulated depreciation	202	
Non-allowable commissions receivable net of related commission payable	169	
Prepaid expenses	500	
Deferred income tax benefit	354	
Total (deductions)		(1,225)
Net capital before haircuts		30,270
(Less) haircuts:		
For Security-NASDAQ Stock 100% X $5,148		5,148
NET CAPITAL, APRIL 30, 2005		**25,122**

Schedule 1

Excess Net Capital:

Net capital, per schedule 1 above		25,122
Minimum requirement 6 2/3% X Total liabilities of $84,228 x .06667		5,615
Minimum required	5,000	
Excess Net Capital, April 30, 2005		**19,507**

Schedule 2

OAK TREE SECURITIES, INC.
RECONCILIATION OF NET CAPITAL
TO COMPANY'S FOCUES REPORT AS OF APRIL 30, 2005
AND STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR YEAR ENDED APRIL 30, 2005

Net capital per Company's Focus Report as of April 30, 2005	23,940
ADD (DEDUCT)	
Additional commissions payable vable net of related commission receivable	(1,099)
Adjustment to unallowable receivables	2,167
Interest incoome adjustment	87
Deferred tax on depreciation	27
Net Capital-per Schedule 1	**25,122**

Schedule 3

Change in Stockholders' Equity:	
Stockholders Equity May 1, 2004	39,556
Add Capital Contributed to Paid-in surplus	15,000
('Less) Loss for year ended April 30, 2005 -Per Exhibit B	(23,087)
Stockholders' Equity, April 30, 2005-To Exhibit A	**31,469**

Schedule 4

MEMBER, CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

W. PIERCE BROWNELL
Certified Public Accountant
7 Mt. Lassen Drive #D-254
San Rafael, CA 94903
(415) 491-6400 Fax (415) 491-6402

MEMBER, AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors of
Oak Tree Securities, Inc.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

I have audited the financial statements of Oak Tree Securities, Inc.(a California Corporation) for the year ended April 30, 2005 and have issued my report thereon dated June 23, 2005. As part of my audit, I made a study and evaluation of the Company's system of internal accounting control to the extent considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements. Reportable conditions involve matters coming to my attention relating to significant deficiencies in the design or operation of the internal control structure that, in my judgment, could adversely affect the Company's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Oak Tree Securities, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3(k). I did not review the practices and procedures following by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of the differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 8 or Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded from loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any system of internal accounting control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

A material weakness is a reportable condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

My study and evaluation made for limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Oak Tree Securities, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

The contingent cases mentioned in the notes to these financial statements, are not considered material weaknesses. They are part of the uncertainties of the securities business.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish those objectives in a material respect indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at April 30, 2004 to meet the Commission's objectives.

This report is intended solely for information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.



San Rafael, CA
June 23, 2005